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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BRCOM INC.
(Name of Subject Company and Name of Person Filing Statement)

12 1/2% SERIES B JUNIOR
EXCHANGEABLE PREFERRED STOCK DUE 2009,
PAR VALUE $0.01 PER SHARE
 (Title Class of Securities)

11161PAA4
 (CUSIP Number of Class of Securities)

Jeffrey C. Smith, Esq.
Chief Human Resources Officer,
General Counsel and Corporate Secretary
Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

        The name of the subject company is BRCOM Inc., a Delaware corporation (f/k/a Broadwing Communications Inc.), and the address of its principal executive offices is 201 East Fourth Street, Cincinnati, Ohio 45202. The telephone number for BRCOM is (513) 397-9900.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is BRCOM's 12 1/2% Series B Junior Exchangeable Preferred Stock, par value $0.01 per share. As of March 31, 2003, there were 395,210 shares of BRCOM Preferred Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        BRCOM, the filing person, is the subject company. BRCOM's name, business address and business telephone number are set forth in Item 1 above.

        This schedule relates to the exchange offer and consent solicitation by Cincinnati Bell Inc., an Ohio corporation (f/k/a Broadwing Inc.), being made pursuant to a prospectus and solicitation statement filed on Schedule TO and contained in the Registration Statement on Form S-4 (File No. 333-104557), each as filed by Cincinnati Bell with the Securities and Exchange Commission on July 30, 2003, to exchange 35.8 shares of Cincinnati Bell Common Stock, par value $0.01, for each outstanding share of BRCOM Preferred Stock that is validly tendered and not properly withdrawn on or prior to the expiration of the exchange offer, with cash to be paid in lieu of fractional shares, upon the terms and subject to the conditions set forth in the prospectus and solicitation statement and in the related consent and letter of transmittal. Concurrently with the exchange offer, Cincinnati Bell is also soliciting consents from holders of BRCOM Preferred Stock to certain amendments to the certificate of designation under which the shares were issued to eliminate all voting rights and restrictive covenants. If the amendment to the certificate of designation governing the BRCOM Preferred Stock and the exchange offer and consent solicitation are completed, in connection therewith Cincinnati Bell will effect a merger of a newly-formed wholly owned subsidiary with and into BRCOM in which any remaining shares of BRCOM Preferred Stock not tendered by the holders thereof will be converted into the same number of shares of Cincinnati Bell Common Stock that holders would have received if they had tendered their shares in the exchange offer, unless they properly perfect appraisal rights under Delaware law. The prospectus and solicitation statement and the consent and letter of transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        The prospectus and solicitation statement state that the address of Cincinnati Bell's principal executive offices is 201 East Fourth Street, Cincinnati, Ohio 45202, and the telephone number for Cincinnati Bell is (513) 397-9900.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described herein, to the knowledge of BRCOM, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between BRCOM or its affiliates and (1) BRCOM, its executive officers, directors or affiliates; or (2) Cincinnati Bell or its respective executive officers, directors or affiliates.

Certain Arrangements Between BRCOM and Its Executive Officers, Director and Affiliates

        Certain information regarding contracts, agreements, arrangements or understandings between BRCOM and its affiliates, on the one hand, and BRCOM's executive officers and directors are described in BRCOM's Information Statement filed with the SEC pursuant to Section 14(c) of the Securities Exchange Act of 1934, in the following sections: "Share Ownership of Directors and Officers," "Election of Directors," "Directors," "Board of Directors Report on Executive Compensation—Compensation Committee Interlocks and Insider Participation," "Executive Compensation—Summary Compensation Table," "Executive Compensation—Grants of Stock Options and Stock Appreciation Rights in Last Fiscal Year," "Executive Compensation—Executive Deferred Compensation Plan," "Executive Compensation—Defined Benefit or Actuarial Plan Disclosure" and "Executive Compensation—Employment Contracts and Termination of Employment and Change-in-Control Arrangements." The Information Statement is filed as Exhibit (e) to this Schedule 14D-9 and incorporated herein by reference.

Certain Arrangements Between BRCOM and Cincinnati Bell

        Certain information regarding contracts, agreements, arrangements or understanding between BRCOM and its affiliates, on the one hand, and Cincinnati Bell and their respective executive officers, directors and affiliates are described in the prospectus and solicitation statement in "Relationship Between Cincinnati Bell and BRCOM—Intercompany Arrangements." The prospectus and solicitation statement is filed as Exhibit (a)(1) to this Schedule 14D-9 and incorporated herein by reference.

Interests of Certain Persons in the Exchange Offer and Consent Solicitation

        In considering the recommendations of the board of BRCOM with respect to the exchange offer and consent solicitation, holders of the BRCOM preferred stock should be aware that certain officers and directors of BRCOM have interests in the exchange offer and consent solicitation which are described in the sections of the prospectus and solicitation statement listed below and which may present them with certain potential conflicts of interest.

        The information contain under "Risk Factors—The sole director of BRCOM has potential conflicts of interest with respect to the exchange offer, consent solicitation, the amendment to the certificate of designation and merger; our board of directors has potential conflicts of interest with respect to the exchange offer, consent solicitation and merger" and "Relationship Between Cincinnati Bell and BRCOM—Relationship of Directors and Executive Officers of BRCOM with Cincinnati Bell" in the prospectus and solicitation statement is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board

        On July 30, 2003, the BRCOM board (i) determined that the terms of the exchange offer and consent solicitation are fair to and in the best interests of the holders of BRCOM Preferred Stock and (ii) recommended that the holders of BRCOM Preferred Stock accept the exchange offer and consent solicitation and tender their shares and give their consents pursuant to the exchange offer and consent solicitation.

        Accordingly, the BRCOM board recommends that holders of BRCOM Preferred Stock accept the exchange offer and consent solicitation and tender their shares pursuant to the exchange offer and give their consents pursuant to the consent solicitation.

Reasons for the Recommendation

        BRCOM conducts substantially all of its operations through its subsidiaries and is dependent upon dividends or other intercompany transfers of funds from its subsidiaries in order to meet its obligations. On February 22, 2003, BRCOM entered into an agreement to sell BRCOM's broadband business by agreeing to sell substantially all of the assets of certain of BRCOM's operating subsidiaries to C III Communications, LLC and C III Communications Operations, LLC. Following the completion of the sale of the broadband business, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., and information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. However, BRCOM retains substantial liabilities. The carrying value of the current and long-term liabilities to be retained totaled $1,654.8 million and $301.7 million, respectively, as of March 31, 2003. There can be no assurances that BRCOM will be able to generate sufficient cash from its remaining operations, restructure its obligations or obtain additional sources of financing, in light of the funding constraints placed on Cincinnati Bell. As a result, BRCOM may not be able to service the substantial liabilities remaining after the sale of its broadband business or to fund its other liquidity needs.

        Furthermore, there will be little or no remaining net cash proceeds from the sale of the broadband business to fund BRCOM's future working capital, capital expenditures and other general corporate requirements. Under the amended terms of Cincinnati Bell's credit facilities, the proceeds from the sale of the broadband business will be used to pay BRCOM's remaining liabilities and claims and current ordinary course operating expenses. Any remaining net proceeds will be applied 60% to prepay the credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds must be applied to prepay the credit facilities. If there are any proceeds remaining after BRCOM's obligations have been satisfied, those amounts must be applied to pay down the credit facilities.

        In the past, Cincinnati Bell has made capital contributions and intercompany loans to BRCOM to finance BRCOM's operating activities and other obligations, including its preferred stock dividends and repayments of long-term debt. In 2002, BRCOM received intercompany loans from Cincinnati Bell of $23.3 million and capital contributions of $1.9 million. In the first quarter of 2003, BRCOM received intercompany loans from Cincinnati Bell of $8.3 million. Currently the indenture governing Cincinnati Bell's 16% Senior Subordinated Discount Notes due 2009 and Cincinnati Bell's credit facilities restrict its ability to continue funding BRCOM. As of May 31, 2003, it had the ability to invest or otherwise provide an additional $30.7 million in BRCOM. If BRCOM requires funds in excess of the amounts Cincinnati Bell is permitted to provide under the terms of its indenture and credit facilities, there can be no assurances that the holders of the notes or the lenders under the credit facilities will consent to Cincinnati Bell investing additional money to allow BRCOM to meet its obligations.

        As of March 31, 2003, BRCOM's subsidiary, BCSI Inc., had borrowed $223.0 million under Cincinnati Bell's credit facilities. However, the amended terms of the credit facilities prohibit any additional borrowings by BRCOM or its subsidiaries. Because BRCOM has relied on the Cincinnati Bell credit facilities in the past to fund its operations, the restrictions on future borrowings might adversely affect BRCOM's ability to access sufficient cash to meet its obligations.

        The uncertainty of future cash flows of BRCOM combined with the funding constraints discussed above have prompted PricewaterhouseCoopers LLP, BRCOM's independent accountants, to include a going concern explanatory paragraph in their report filed in connection with the stand-alone financial statements of BRCOM. The going concern explanatory paragraph means that, in the opinion of PricewaterhouseCoopers, there exists substantial doubt about BRCOM's ability to continue as a going concern and its ability to realize its assets and discharge its liabilities in the normal course of business.

        If BRCOM is unable to finance its operations or meet its remaining commitments (including those related to the BRCOM Preferred Stock) going forward, it may be forced to seek protection from its creditors under Chapter 11, whether or not the exchange offer is consummated, in which case the shares of BRCOM Preferred Stock would likely be extinguished for no consideration.

        Because BRCOM's cash flows and results of operations have deteriorated and after the sale of the broadband business it is uncertain whether BRCOM's remaining operations will generate sufficient cash to fund its liquidity needs, the BRCOM board of directors recommends the exchange offer. The BRCOM board of directors believes the exchange offer would give holders of BRCOM Preferred Stock a security issued by a company with a better and more secure credit rating, and the Cincinnati Bell Common Stock that holders will receive in exchange for their BRCOM Preferred Stock will provide greater liquidity relative to the BRCOM Preferred Stock.

Intent to Tender

        After reasonable inquiry and to BRCOM's best knowledge, no executive officer, director, affiliate or subsidiary of BRCOM beneficially owns any BRCOM Preferred Stock.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Cincinnati Bell has retained Lehman Brothers Inc. to act as dealer manager and solicitation agent in connection with the exchange offer and consent solicitation. Lehman Brothers Inc. will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses for legal counsel. In addition, Cincinnati Bell has agreed to indemnify the dealer manager and solicitation agent against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the dealer manager and solicitation agent may be required to make in respect thereof.

        Cincinnati Bell has also retained The Bank of New York to act as exchange agent. Cincinnati Bell will pay The Bank of New York reasonable and customary compensation for its services in connection with the exchange offer and consent solicitation, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer and consent solicitation, including liabilities under federal securities laws.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in BRCOM Preferred Stock have been effected during the past 60 days by BRCOM or, to the knowledge of BRCOM, by any executive officer, director, affiliate or subsidiary of BRCOM.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        BRCOM is not currently undertaking or engaged in any negotiations in response to the exchange offer and consent solicitation that related to (1) a tender offer for or other acquisition of BRCOM's securities by BRCOM, any BRCOM subsidiary or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving BRCOM or any BRCOM subsidiary; (3) a purchase, sale or transfer of a material amount of assets of BRCOM or any BRCOM subsidiary; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization or BRCOM.

        Except as set forth in this Statement, there are no transactions, resolutions of BRCOM's board or directions, agreements in principle, or signed contracts in response to the Exchange Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

        The information contained in the prospectus and solicitation statement filed as Exhibit (a)(1) hereto is hereby incorporated by reference.

ITEM 9. EXHIBITS.

Exhibit Number	Description
(a)(1)	Prospectus and solicitation statement, dated July 31, 2003 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Cincinnati Bell on August 1, 2003).
(a)(2)	Form of Consent and Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Cincinnati Bell on August 1, 2003).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by Cincinnati Bell on July 30, 2003).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by Cincinnati Bell on July 30, 2003).
(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Cincinnati Bell on July 30, 2003).
(e)	Definitive Information Statement (filed herewith).
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003

BRCOM INC.
By:	/s/ THOMAS L. SCHILLING Name: Thomas L. Schilling Title: Director and Chief Financial Officer

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